Exhibit 4.9

STATE OF DELAWARE

CERTIFICATE OF CHANGE OF REGISTERED AGENT

AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware hereby certifies as follows:

1. The name of the corporation is CYTOKINETICS, INCORPORATED

2. The Registered Office of the corporation in the State of Delaware is changed to 251 Little Falls Drive (street), in the City of Wilmington, DE, County of New Castle Zip Code 19808. The name of the Registered Agent at such address upon whom process against this Corporation may be served is Corporation Service Company.

3. The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: Isl Robert Wong

Authorized Officer

Name: Robert Wong

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